
December 6, 2022

Vininder Singh
Chief Executive Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

> **Re: BullFrog AI Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 28, 2022**
> **File No. 333-267951**

Dear Vininder Singh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Business Overview, page 1

1. We note your disclosure here that the July 8, 2022 amendment "supersedes" the previous license. However, Exhibit 10.7 indicates that the 2018 Licensing Agreement with John Hopkins University is not fully superseded by the July 8, 2022 amendment. Please revise accordingly, or advise. Please also file the 2018 Licensing Agreement entered into with John Hopkins University as an exhibit to your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial operations overview
Research and Development Costs and Expenses, page 31

2.   You disclose that to-date your financial statements have not reflected research and development expenses as your two acquired drug development programs were not licensed until 2022 and you have not yet initiated development activities. Please explain how you considered the guidance in ASC 730-20-25-2(c) in determining that the amounts paid to acquire/license the intellectual property rights associated with your drug development programs should not be classified as research and development expenses in your interim financial statements for the nine months ended September 30, 2022.

Licenses, page 39

3.   Please revise this section to discuss the material terms of the licensing agreement entered into with John Hopkins University on October 13, 2022 for the rights to commercialize N-substituted prodrugs of mebendazole. Please also file this agreement as an exhibit to this registration statement or advise why you believe it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

        You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Arthur Marcus, Esq.